Exhibit 99.30

encore Energy Corp. Applauds the Support for Nuclear Energy in the President's Proposed Budget for FY2022

TSX.V: EU

OTCQB:ENCUF

VANCOUVER, BC, June 1, 2021 /CNW/ - encore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the "Company") applauds the support for existing nuclear power plants in President Biden's proposed budget for FY2022. In his proposed budget for FY 2022, President Biden is proposing up to $9.75 billion in tax credits for the generation of electricity from existing nuclear power facilities over the next 10 years.

Paul Goranson, the Company's Chief Executive Officer said, "Although nuclear power provides almost 20% of America's electricity, it makes up 55% of the country's clean energy generation. Right now, because of the way electricity markets are priced, we continue to hear of more premature shutdowns of nuclear power plants. Meeting the President's commitment for a rapid transition to a clean energy economy can only be accomplished by maintaining the existing and expanding the nuclear fleet. This proposed budget puts actions to words in providing tangible support for the value nuclear energy brings to this transition. At encore, we believe that a strong nuclear power industry will mean a strong uranium industry in America. This is consistent with our Company's strategy."

About enCore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy's opportunities are created from the Company's transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

C View original content to download multimedia:

http://www.prnewswire.com/news-releases/encore-energy-corp-applauds-the-support-for-nuclear-energy-in-the-presidents-proposed-budget-for-fy2022-30130279•

SOURCE enCore Energy Corp.

C View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2021/01/c4197.html

%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman,

972-333-2214,info@encoreenergycorp.com,www.encoreenergycorp.com CO: encore Energy Corp.

CNN 07:30e 01-JUN-21